UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ALLEGRO BIODIESEL CORPORATION.

(Exact name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

017486101

(CUSIP Number)

Tim Collins

6033 West Century Boulevard, Suite 850, Los Angeles, California, 90045

(310) 670-2093

with a copy to:

Craig E. Gosselin, Esq.

Zimmermann, Koomer, Connolly & Finkel LLP

1900 Avenue of the Stars, Suite 2375, Los Angeles, California 90067

(310) 229-1709

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 017486101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tim A. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

4,131,370 shares
8. Shared Voting Power

9. Sole Dispositive Power:

4,131,370 shares
10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,131,370 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11):

28.3%
14.	Type of Reporting Person (See Instructions)

IN

INTRODUCTION

On September 20, 2006, pursuant to a Contribution Agreement (the “Contribution Agreement”) by and among the Issuer and the members of Vanguard Synfuels, L.L.C. (“Vanguard”), the Issuer acquired 100% of the membership interests of Vanguard (the “Acquisition”) for an aggregate purchase price consisting of cash of approximately $17.7 million, and the issuance of 4,300 shares of the Issuer’s Series K Convertible Preferred Stock (the “Series K Preferred”).

The 4,300 shares of Series K Preferred were issued to the Reporting Person and Darrell Dubroc in exchange for their membership interests in Vanguard. Of such shares, 1,599 shares were issued to the Reporting Person.

Pursuant to the terms of the Series K Preferred, upon the approval by the shareholders of the Issuer of the reincorporation of the Issuer in Delaware (the “Reincorporation”), all shares of Series K Preferred would automatically convert into shares of common stock of the Issuer at a rate of 2,583.7209 shares of common stock per share of Series K Preferred.

On November 28, 2006, the shareholders of the Issuer approved the Reincorporation and the Reporting Person’s 1,599 shares of Series K Preferred automatically converted into 4,131,370 shares of common stock of the Issuer.

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is $.01 par value common stock of Allegro Biodiesel Corporation, a Delaware corporation, whose principal executive offices are located at 6033 West Century Boulevard, Suite 850, Los Angeles, California 90045.

Item 2. Identity and Background

The Reporting Person is Tim Collins. His business address is 6033 West Century Boulevard, Suite 850, Los Angeles, California 90045, and his present occupation is Executive Vice President of Business Affairs of Allegro Biodiesel Corporation, 6033 West Century Boulevard, Suite 850, Los Angeles, California 90045. The Reporting Person is a United States citizen.

Item 3. Interest in Securities of the Issuer

The source of consideration for the Reporting Person’s acquisition of Series K Preferred was the exchange of his portion of the membership interests in Vanguard in connection with the Acquisition. No consideration was paid to the Issuer in connection with the conversion of the Series K Preferred into Common Stock of the Issuer.

Item 4. Purpose of Transaction

The Series K Preferred was acquired by the Reporting Person in connection with the Acquisition, and the conversion of the Series K Preferred into common stock of the Issuer occurred automatically upon the approval of the Reincorporation by the Shareholders of the Issuer.

In connection with the Acquisition, the Board of Directors of the Issuer appointed Darrell Dubroc and the Reporting Person to the Board of Directors, and appointed Darrell Dubroc President and Chief Operating Officer and the Reporting Person Executive Vice President of Business Development of the Issuer.

Item 5. Interest in Securities of the Issuer

As of November 28, 2006, The Reporting Person beneficially owned 4,131,370 shares of common stock of the Issuer. As of that date, the Issuer had 14,619,458 shares of common stock outstanding, and the Reporting Person beneficially owned 28.3% of the Issuer’s outstanding common stock. The Reporting Person has sole voting and dispositive power with respect to all shares beneficially owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) Contribution Agreement. The description of the Contribution Agreement set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Contribution Agreement is attached hereto as Exhibit 7(a), and incorporated herein by this reference.

(b) Series K Preferred. The description of the Series K Preferred set forth in the Introduction to this Statement is incorporated herein by this reference. In addition, the Series K Preferred is attached hereto as Exhibit 7(b), and incorporated herein by this reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit 7(a)	Contribution Agreement among the Issuer and the members of Vanguard Synfuels, LLC, filed as Exhibit 2.1 to the Issuer’s Form 8-K dated September 20, 2006 (the “8-K”), and incorporated herein by this reference.

Exhibit 7(b)	Certificate of Designation of Series K Convertible Preferred Stock of the Issuer, dated September 20, 2006, filed as Exhibit 4.3 to the 8-K, and incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 8, 2006
Date

/s/ Tim Collins
Signature

Tim Collins